July 14, 2009
VIA EDGAR AND FEDERAL EXPRESS
Heather Clark, Esq.
Staff Attorney
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:	Granite City Food & Brewery Ltd.
Form 10-K for the fiscal year ended December 30, 2008
Filed March 19, 2009
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 15, 2009
File No. 333-159256
Dear Ms. Clark:
On behalf of Granite City Food & Brewery Ltd. (the “Company”), we are responding to your letter dated June 25, 2009. Our responses follow the questions included in your letter, which are presented in boldface type.
Annual Report on Form 10-K for the fiscal year ended December 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Liquidity and Capital Resources, page 34
Commitments, page 37
Operating Lease, page 39
1.	We refer to the first paragraph. Please clarify your statement that 21 lease agreements “are classified as operating leases because the fair value of the land was 25% or more of the leased property at the inception of each lease.” It is unclear from this statement if the analysis under paragraph 26.b.ii of SFAS 13 was performed, requiring the land and building to be evaluated separately under the capital lease criteria outlined in paragraphs 7(c) and (d) of SFAS No. 13. Please tell us if you separately evaluated the land and buildings under these 21 leases and if so, why the land leases were classified as operating leases pursuant to the guidance in SFAS No. 13. In future filings, please also revise your disclosures to clearly state that the land and building leases were evaluated separately.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

Each of our leases that involve land and building are analyzed pursuant to the guidance in SFAS No. 13. Pursuant to SFAS 13 paragraph 26.b.ii, we evaluate the fair value of the land and building separately under the capital lease criteria outlined in paragraphs 7(c) and (d) of SFAS No. 13. At the inception of each of the 21 leases referred to in our Annual Report on Form 10-K for the fiscal year ended December 30, 2008, the fair value of the land was 25% or more of the total fair value of the leased property. In each case, we determined the fair value of the land and applied our incremental borrowing rate to it to determine the annual minimum lease payments applicable to the land element. The remaining minimum lease payments were then attributed to the building element. Because the building element of each of the leases met the criteria outlined in paragraphs 7(c) and/or (d) of SFAS No. 13, the building element is accounted for as a capital lease and the land element is accounted for separately as an operating lease.
In future filings, we will revise our disclosures to clearly state that the land and building leases were evaluated separately.
Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7
2.	We note the presentation of “proceeds from capital leases” of $9 million and $4.9 million as cash flows for investing activities in your consolidated statements of cash flows for fiscal years 2008 and 2007. As capital lease transactions are typically non-cash transactions where assets are acquired by entering into capital lease obligations, please tell us and explain in the notes to your financial statements the nature of the cash payments being received in connection with your capital lease transactions. We may have further comment upon receipt of your response.
The proceeds from capital leases reflected in cash flows from financing activities on our statements of cash flow are a result of sale-leaseback transactions of certain furniture, fixtures and equipment for which we received cash proceeds. We have entered into several such transactions pursuant to our lease agreement with DHW described in Note 9 of our Annual Report on Form 10-K for the year ended December 30, 2008.
In future filings, we will clarify that proceeds from capital lease obligations are a result of sale-leaseback transactions.
1. Summary of Significant Accounting Policies page F-8
Property and Equipment, page F-10
3.	We refer to the last sentence of the first paragraph on page F-11 in which the company indicates that it does not believe there are any indicators of unrecorded impairment. Given the discussion provided in the first two risk factors on page 12 of your Form 10-K, we are unclear as to the basis for this conclusion. Please tell us why you believe that the company’s history of operating losses and the current weakened state of the economy did not represent indicators of impairment as of December 30, 2008 requiring an impairment analysis at this date. Furthermore, if an impairment analysis was completed as of December 30, 2008, please explain how these factors were considered in preparing your impairment analysis at this date. We may have further comment upon receipt of your response.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

We considered such factors as our history of operating losses and the weakened state of the economy in our asset review to test for impairment and we concluded that we had no unrecorded asset impairment as of December 30, 2008. We review our property and equipment, including leasehold improvements for impairment when events or circumstances indicate these assets might be impaired in accordance with the provisions of SFAS No. 144. Because of our history of losses and the recent disruptions in the overall economy, we prepared an analysis of our property, including leasehold improvements, to determine if events or circumstances had caused these assets to be impaired as of year-end. We prepared this analysis on a restaurant-by-restaurant basis comparing the carrying value of the property to the restaurant-level EBITDA for fiscal year 2008 and the projected future restaurant-level EBITDA. Restaurant-level EBITDA is calculated as restaurant revenue less all restaurant-level cost of sales, excluding depreciation and amortization. Since impairment occurs if the undiscounted cash flows do not exceed the carrying value of an asset, we believe restaurant-level EBITDA is an appropriate measurement. Based on this analysis, restaurant-level EBITDA for fiscal year 2008 exceeded the net book value of the building and leasehold improvements in all cases except those restaurants which had not experienced a full year of operations. Our projected restaurant-level EBITDA for fiscal years 2009 through 2012 exceeded the projected net book value of the building and leasehold improvements at each restaurant. As such, we believe the carrying value of our assets is fully recoverable from undiscounted cash flows. Had the carrying value of the assets exceeded the projected restaurant-level EBITDA, we would have deemed that to be an indicator of impairment and an impairment charge would have been recorded to reduce the carrying value of the restaurants assets. In light of our history of operating losses and the weakened state of the economy, we will continue to review our projected restaurant-level EBITDA and monitor the recoverability of the carrying value of our assets from such undiscounted cash flows.
In future filings, we will clarify that although there may be indicators of impairment, we will or will not record impairment based on our analysis based on the guidance of SFAS No. 144.
9. Leases, page F-17
Capital Leases, page F-17
4.	Please tell us why the operating results of your Rogers, Arkansas restaurant that ceased operations in August 2008 have not been reflected as discontinued operations in the company’s financial statements pursuant to the guidance in 41 through 43 of SFAS 144. If the operations of this restaurant did not meet the criteria required for presentation as discontinued operations, please explain why. Given that this was your only restaurant in Arkansas, it appears as if the company has exited operations in the region and presentation as discontinued operations may be appropriate. In addition, if the results of operations of the Rogers, Arkansas restaurant were not material to your financial statements, please provide us with your materiality analysis. Refer to the guidance outlined in SFAS 144.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

We did not report the closing of our Rogers, Arkansas restaurant as discontinued operations in our financial statements, as we believed the circumstances did not meet the criteria required as set forth in paragraphs 41 through 43 of SFAS 144. Because the restaurant was part of our Operating Region 3 along with our Kansas City and Wichita restaurants, it was under the direction of one district operator who has responsibility for this region, and we have not disposed of nor are we holding the property at our Rogers location for sale as such property is not company-owned, we have not reported it on our financial statements separately as discontinued operations. We are still bound by our 20-year lease agreement and continue in our effort (in conjunction with Dunham) to sublease the property or otherwise terminate the lease. We continue to be responsible for the costs associated with the lease and maintenance of the property, less any proceeds from future sublease or sale of the property, and therefore have cash flows related to the restaurant. Because we have determined that the closing of the Rogers restaurant is not deemed discontinued operations, we determined that the materiality analysis as to inclusion in our financial statements was not necessary.
5.	Please tell us and revise the notes to your financial statements to disclose the amount of assets and obligations that have been reflected in your financial statements in connection with the leases of the Troy, Michigan and Rogers, Arkansas sites where no operations are or will be conducted in the future. Also, since the company has agreed to reimburse Dunham for out-of-pocket expenses incurred at each of these sites, less net proceeds from the sale of the real estate or lease income associated with these sites, please revise to quantify the maximum amounts the company could be required to pay in connection with each of these sites. Your revised disclosure should quantify both your annual required lease payments at the sites as well as an estimate of any other costs you could be required to reimburse Dunham for under the terms of the revised lease agreements described in Note 16.
As of the filing of our Annual Report on Form 10-K for the year ended December 30, 2008, we had approximately $2.0 million of assets and approximately $2.9 million of obligations on our financial statements in connection with the lease of our Rogers, Arkansas site. Such obligations included a non-cash lease termination liability of $852,146 based on our estimate of the present value of the future minimum lease obligations offset by the estimated sublease rentals that could be reasonably obtained for the property. Our current annual lease payments for the Roger’s site are $405,000. In addition to the lease payment, we incur ongoing costs such as utilities, landscape and maintenance, property tax and general liability insurance. Such expenses are currently averaging approximately $10,500 each month. As of December 30, 2008, future undiscounted cash payments under the terms of our 20-year lease were approximately $8.9 million and are included in our minimum future lease payment disclosure in Note 9. The maximum amount we could be required to pay is estimated to be $8.9 million plus the monthly expense of $10,500 per month.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

As of the filing of our Annual Report on Form 10-K for the year ended December 30, 2008, we had $145,933 of deferred rent on our financial statements in connection with the lease of our Troy, Michigan site. Such amount represented the “build-out” or “rent-holiday” period where no rent payments were due under the term of the lease and was written off in February 2009 as our lease was terminated pursuant to our agreement with Dunham. As reported on our quarterly report on Form 10-Q for the quarter ended March 31, 2009, we concluded that it was probable that we would have to reimburse Dunham for approximately $300,000 of carrying costs it had incurred to that date. Such amount was reflected on our financial statements in the first quarter of 2009. Currently, the carrying cost of the land is approximately $15,500 per month. The maximum amount we could be required to pay depends upon the length of time it takes Dunham to dispose of the property.
At this time we are not able to estimate the amount of time needed to change the status of our obligations related to these sites. We will continue to communicate with Dunham to track the activity related to these properties. As more negotiations take place between Dunham and prospective buyers or sub-lessees, we anticipate we will be in a better position to disclose in future filings, estimates of the costs for which we could be required to reimburse Dunham.
Based upon the information available to us at the time of our future periodic reports, we will update our disclosure to quantify our future minimum lease payments at these sites as well as our estimate of our monthly carrying cost if no event to relieve us of such costs occurs.
Note 16, Subsequent Events, page F-29
6.	Please tell us and revise Note 16 to disclose how you valued and accounted for the warrants issued to Dunham and certain of your other landlords in connection with the amendments made to their lease arrangements during 2009.
We measured and recognized the value of the warrants issued to Dunham and certain of our other landlords in connection with the amendments made to their lease arrangements in 2009 under the fair value method. The fair value of the warrants at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	None
Expected volatility	70.24% — 73.90%
Expected life of warrant	5 years
Risk-free interest rate	1.79% — 1.99%

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

We are recording the fair value of the warrants as a charge to interest expense over a ten-year period, which is the anticipated term of the lease agreements once they are revised. As disclosed in Note 9 of our quarterly report on Form 10-Q for the quarter ended March 31, 2009, the total value attributed to such warrants aggregates $163,872 and will be expensed over the underlying lease terms.
In future periodic reports, we will include the valuation information related to the issuance of these warrants.
7.	Additionally, we note from the disclosure in Note 11 to your quarterly report on Form 10-Q for the quarter ended March 31, 2009 that certain of your previously issued warrants as well as those issued to your landlords required adjustment during the first quarter of 2009 due to the issuance of the warrants to the company’s landlords and to Harmony during 2009. Please tell us and revise the notes to your financial statements to explain in further detail how the adjustments that were made to the terms of the company’s various outstanding warrants were calculated or determined. Also, in light of your required adoption of EITF 07-5 effective for fiscal years beginning after December 15, 2008, please tell us how you evaluated your various outstanding warrants for treatment as derivative liabilities pursuant to the guidance in SFAS No. 133 and paragraphs 12 through 32 of EITF 00-19.
The securities purchase agreements we entered into with certain accredited investors and placement agents in 2004 and 2005 contain certain anti-dilution provisions. Because we issued warrants to certain of our landlords and to Harmony at an exercise price less than the thresholds set forth in the prior security purchase agreements, we were required to adjust both the number of shares purchasable upon exercise of the previously issued warrants and the related purchase price. The exercise price of each existing warrant was multiplied by a fraction, the numerator of which was the sum of the number of shares of common stock outstanding immediately prior to the issuance of warrants to the landlords and Harmony, plus the number of shares of common stock which the offering price for such shares of common stock would purchase at the warrant exercise price in effect immediately prior to such issuance, and the denominator of which was the sum of the number of shares of common stock outstanding immediately prior to such issuance plus the number of such new securities so issued. The combined effect of the anti-dilution adjustment across all of the outstanding warrants with anti-dilution provisions was to increase the total number of warrants outstanding by 51,878 and decrease the weighted average exercise price of the warrants adjusted by $0.058 per share.
We analyzed our outstanding warrants under the two-step process as set forth in EITF 07-5. First we determined that our outstanding warrants contain no contingent exercise provisions. We evaluated the settlement provisions of our warrants and determined that the only variables that could affect the settlement amounts of our outstanding warrants would be inputs to the fair value of a fixed-for-fixed option on equity shares. As noted, some of our warrants contain anti-dilution provisions. These adjustments to the exercise price and the number of shares purchasable upon exercise of such warrants are based on a mathematical calculation that determines the direct effect that the dilutive events described above have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares upon the occurrence of those events. We have concluded that our outstanding warrants are considered indexed to our own stock and, therefore, should not be treated as derivative liabilities pursuant to the guidance in SFAS No. 133 and EITF 00-19.
In future filings we will include detail on how the anti-dilution adjustments were determined.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

Form 10-Q for the quarter ended March 31, 2009
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 4
9. Commitments and Contingencies, page 13
8.	We note under “Rent Reductions” that in February 2009, Dunham agreed to amend your capital leases for buildings so that the leases will now be classified as operating leases. In this regard, please tell us how you considered this change in accordance with guidance outlined in paragraphs 9 and 14 of SFAS 13. Specifically include how the change in the term of the loans affected your minimum lease payments and if so, if you are now subject to SFAS 98 in accordance with paragraph 14a of SFAS 13. We may have further comment upon receipt of your response.
As part of the agreement entered into in February 2009, Dunham agreed to provide rent or other cash flow reductions to us and to amend its building leases with us to qualify the leases to be treated as operating leases in accordance with SFAS 13. In the first quarter of our fiscal year 2009, we began receiving rent reductions under this agreement. However, as of the end of our second quarter, the parties had not negotiated terms to any amended agreements. As such, none of our capital leases was removed from our balance sheet as of the end of either the first or second quarter of 2009. As no changes have been made through the end of our second quarter, we are not presently subject to SFAS 98.
In our current report on Form 8-K, filed on June 5, 2009, we announced that we had engaged the firm of MorrisAnderson, Chicago, Illinois, to assist us with this restructuring process. As we move forward with this effort and enter into lease amendments, we are mindful of the guidance outlined in SFAS 13, specifically paragraphs 9 and 14.
9.	In a related matter, if a substantial portion of the building leases with Dunham have been changed from capital to operating lease classification, it is unclear why the balance of your property, plant and equipment and capital lease obligations as of March 31, 2009 have not declined significantly. Please explain in detail how your treatment of the revised lease arrangements complied with the guidance in paragraph 14c of SFAS No. 13. Alternatively, explain why you believe the treatment used for these changes in lease terms was appropriate and tell us the relevant accounting literature applied in accounting for the changes in the lease terms.

Heather Clark, Esq.
Securities and Exchange Commission
July 14, 2009

Because none of the building leases with Dunham had been changed from capital to operating lease classification as of March 31, 2009, the balance of our property, plant and equipment and capital lease obligations as of March 31, 2009 had not declined significantly. We will update our future filings as to the status of changes in these leases.
We acknowledge that:
•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information or have any questions, please call me at (952) 215-0676 or Brett D. Anderson at Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Sincerely,
/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc:	Steven J. Wagenheim Avron L. Gordon Brett D. Anderson John A. Lawson